UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 4, 2014

Commission File Number 1-15200

Statoil ASA
(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of  Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K contains a press release issued by Statoil ASA on November 4, 2014 entitled “Execution of debt capital market transactions”.

Execution of debt capital market transactions

On Monday November 3, 2014 Statoil ASA (OSE:STL, NYSE:STO), guaranteed by Statoil Petroleum AS, executed the following debt capital market transactions:

-	Issue of USD 750,000,000 1.250% Notes due November 9, 2017
-	Issue of USD 500,000,000 Floating Rate Notes due November 9, 2017
-	Issue of USD 750,000,000 2.250% Notes due November 8, 2019
-	Issue of USD 500,000,000 2.750% Notes due November 10, 2021
-	Issue of USD 500,000,000 3.250% Notes due November 10, 2024

The net proceeds from the issue of the Notes will be used for general corporate purposes which may include repayment or purchase of existing debt or other purposes described in the prospectus supplement for these issues of Notes. The transactions will increase the financial flexibility of the company.

The Notes have been fully subscribed. The settlement date is November 10, 2014.

Any public offering in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Statoil ASA and Statoil Petroleum AS and previously declared effective.

Further information from:

Investor relations:
Morten Sven Johannessen, VP Investor Relations,
+1 203 5702524

Press:
Fredrik Norman, media relations,
+47 918 66567

Finance:
Tron Vormeland, Vice president, Corporate financing,
+47 905 40135 (mobile), +47 51 99 42 97 (office)

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Statoil ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Date: November 4, 2014	By:	/s/ Torgrim Reitan
Name: Torgrim Reitan
Title: Chief Financial Officer